Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 26, 2007

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

PRESS RELEASE
Paris, July 25, 2007

TECHNIP TO APPLY FOR THE DELISTING OF ITS AMERICAN

DEPOSITARY SHARES (ADS) FROM THE NEW YORK STOCK

EXCHANGE AND DEREGISTRATION WITH THE SECURITIES AND

EXCHANGE COMMISSION (SEC)

On July 25, 2007, the Board of Directors of Technip approved management’s recommendation to apply for voluntary delisting of its American Depositary Shares (ADS) from the New York Stock Exchange (NYSE) and voluntary deregistration with the U.S. Securities and Exchange Commission (SEC).

Accordingly, Technip intends to file the required forms with the SEC on August 6, 2007. It is expected that the delisting will take effect as of August 16, 2007, and the deregistration will become final on November 6, 2007, after the applicable 90-day waiting period.

The rationale for delisting and deregistration is principally based on the following:

  Technip is primarily listed on Euronext, which is now part of NYSE-Euronext, where the average trading volume accounted for more than 95% of trading over the last twelve months, making the additional costs and expenses associated with dual registration not cost-justified, since 2005, Technip Group has established its accounts in accordance with International Financial Reporting Standards (IFRS). It therefore no longer considers it necessary to publish its consolidated accounts under two accounting standards.

Technip remains committed to developing its contacts with American investors, who represent an important part of the Group’s shareholding structure.

The Group intends to maintain its American Depository Receipt (ADR) program at “level one”. This will enable investors to retain their ADRs and facilitate trading on the U.S. Over-The-Counter (OTC) market.

Technip will continue to publish its financial reports, statements and press releases in English as well as information for investors on its website (www.technip.com) pursuant to section 12g3-2(b) of the U.S. Securities Exchange Act.

The delisting of Technip’s ADS and deregistration will have no impact on the listing of Technip’s shares on the Euronext’s Eurolist.

°
°      °

With a workforce of 22,000 people, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris.

The Group’s main operations and engineering centers and business units are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the USA, Brazil, Abu-Dhabi, China, India, Malaysia and Australia.

In support of its activities, the Group manufactures flexible pipes and umbilicals, and builds offshore platforms in its manufacturing plants and fabrication yards in France, Brazil, the UK, the USA, Finland and Angola, and has a fleet of specialized vessels for pipeline installation and subsea construction.

°
°      °

Public Relations
Laurence Bricq	Tel. +33 (0) 1 47 78 26 37
E-mail: lbricq@technip.com

Investor and Analyst Relations
Xavier d’Ouince	Tel. +33 (0) 1 47 78 25 75
E-mail: xdouince@technip.com

Group website	http://www.technip.com

°
°      °

Technip’s shares trade on the following exchanges:

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: July 26, 2007
	By:	/s/ Olivier Dubois Olivier Dubois President, Finance and Control Chief Finance Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.